January 7, 2009

Larry Spirgel, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549-3720

Re:	MISCOR Group, Ltd. (“MISCOR”)
Form 10-K for the fiscal year ended December 31, 2007
Filed March 31, 2008
Form 10-Q for the quarterly period ended September 28, 2008
File No. 000-52380

Dear Mr. Spirgel:

By letter dated November 21, 2008, your office provided comments on the above-referenced filings. Our counsel Barnes & Thornburg submitted on MISCOR’s behalf responses to those comments by letters dated and filed with the Securities and Exchange Commission on December 19, 2008 and December 23, 2008. In connection with the staff comments and related responses, MISCOR acknowledges that:

•	MISCOR is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in respond to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	MISCOR may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MISCOR Group, Ltd.
1125 South Walnut Street
South Bend, Indiana 46619

By:	/s/ Richard J. Mullin
Richard J. Mullin
Vice President and Chief Financial Officer

Larry Spirgel, Assistant Director
Securities and Exchange Commission

cc:	John A. Martell
James M. Lewis
Joseph W. Beach
James Kochanski
Richard L. Mintz
R. Paul Guerre